May 17, 2013

Mr. Amit Pande
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Sterling Financial Corporation (“Sterling”)
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 27, 2013

Dear Mr. Pande:
This letter responds to your letter dated May 6, 2013, regarding Sterling's Form 10-K for the Fiscal Year Ended December 31, 2012 filed February 27, 2013.

Sterling respectfully submits the following responses to your original inquiries, with the numbered paragraphs below corresponding to the numbered comments in your letter and with your comments reproduced in bold.

Form 10-K for the Fiscal Year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Noninterest Income, page 32

1.	We note your $35.3 million charge on prepayment of debt and its impact on your income before income taxes. Please tell us and revise to include the following disclosures in future filings:

•	Disclose the date in which you incurred the prepayment penalties;

•	Discuss the reason why management decided to prepay $300 million in repurchase agreements given the significant penalties and their negative impact on income before income taxes; and

•	Clarify quantitatively how the prepayment on the repurchase agreements impacted your liquidity.

Response:

The penalties associated with the prepayment of structured repurchase borrowing agreements during 2012 were as follows:

Date	Amount Prepaid	Penalty
5/16/2012	$50,000,000	$2,664,250
12/14/2012	$150,000,000	$19,490,000
12/17/2012	$100,000,000	$13,188,000
Sterling’s decision to prepay $300 million of structured repurchase agreement borrowings was undertaken after significant analysis weighing the cost of the prepayment penalty versus the direct and indirect financial benefits of prepayment. Due to changes in market interest rates since the time when the borrowings were initiated, the pre-tax cost of the borrowings was approximately 250 basis points higher than the associated collateral yield, resulting in a negative spread. By electing to prepay the borrowings, Sterling immediately improved its net interest income by approximately $7.5 million per year and its net interest margin by 17 basis points.
The structured repurchase borrowings prepaid during 2012 were collateralized by highly liquid mortgage-backed securities. The cash used to repay the principal balance owed plus the related prepayment charges was completely offset by the return of the associated collateral, resulting in a net marginal improvement in Sterling’s liquidity position.
In future filings, to the extent necessary, we will disclose the date on which any prepayment penalty was incurred, management’s reasoning for any prepayment and any impact on liquidity.

2.
As a related matter, we note in Exhibit 99.1 to your Form 8-K filed January 25, 2013, that “Sterling prepaid $250.0 million of repurchase agreements during the fourth quarter of 2012, resulting in a prepayment charge of $32.7 million.” In your current Form 10-K, you state that you prepaid $300.0 million of repurchase agreements with a prepayment charge of $35.3 million. Please explain to us the reason for the differences and clarify as necessary in future filings.

Response:
Sterling prepaid structured repurchase agreement borrowings during the second quarter ($50 million) and fourth quarter ($250 million) of 2012. The press release included as Exhibit 99.1 to the Form 8-K filed on January 25, 2013 indicated that that the $250 million of debt prepayment occurred during the fourth quarter (on pages 1 and 5). The disclosure contained in Item 7 of the 2012 Form 10-K refers to the aggregate related activity for the annual period ended December 31, 2012.

Noninterest Expense, page 33

3.
We note your disclosure that the ERISA class action litigation resulted in a charge of $2 million as a result of a tentative settlement. However, on page 24 under Legal Proceedings, we note your disclosure pertaining to the ERISA class action complaint that states: “In January 2013, a tentative settlement was reached, pursuant to which Sterling agreed to pay $3 million to settle the claims.” Given this disclosure, please explain to us why you recorded $1 million less of expense than the amount you agreed to pay in the tentative settlement.

Response:
The $1 million difference between the $3 million settlement amount and the $2 million expense recognized in connection with the tentative settlement is due to the fact that Sterling is only required to pay $2 million toward the settlement amount, with the remaining amount to be paid by Sterling’s insurance carrier. In future filings, to the extent necessary, we will include an explanation of any difference between the settlement amount and our financial obligation.
Financial Statements

Note 4. Loans Receivable and Allowance For Credit losses, page F-19

4.
We note your disclosure on page F-10 stating that loans designated as troubled debt restructurings (“TDRs”) may return to accrual status after at least six months of performance in accordance with the modified loan terms. We further note that your TDRs may be removed from TDR status after at least one year of performance under the modified terms. On page F-27 you state that $29.8 million in loans were removed from TDR status during the twelve month period ended December 31, 2012. With a look towards enhanced disclosure, please tell us the following as of December 31, 2012, and disclose in future filings:

•	the amount of loans that were returned to accrual status during the period presented and

•	the total amount of TDRs as of period end broken out between those in accrual and nonaccrual status.

Response:

During the year ended December 31, 2012, $20.6 million of TDRs were returned to accrual status. The following table outlines accrual status of TDRs as of the date shown:

December 31, 2012
TDR on nonaccrual status	$44,706
TDR on accrual status	19,510
Total TDRs	$64,216

In future filings, to the extent necessary, we will disclose the amount of loans that were returned to accrual status during the period presented and the total amount of TDRs as of period end broken out between those in accrual and nonaccrual status.

5.
We note your disclosure on page F-23 that for loans collectively evaluated for impairment, you compare your calculated expected loss to actual one-year or three-year (annualized) losses and, beginning in 2012, if the calculated expected loss rate is less than the actual one and three year loss rates, then the expected loss rate would be set at the greater of the actual one or three year loss rate. Please tell us and revise future filings to clarify how this updated methodology captures expected losses inherent in loans collectively evaluated for impairment as of each reported period end.

Response:

As part of the Allowance for Loans and Lease Losses validation process, management compares the calculated expected loss rates (which are calculated using the probability of default and the loss given default) to the one-year and three-year (annualized) loss rates based on actual charge-off experience. During 2012, management identified certain loan classes for which the calculated expected loss rates were lower than either or both of the actual one-year and three-year (annualized) loss rates. The reduced calculated expected loss rates were the result of more recent periods with lower actual credit losses outnumbering the periods with higher actual losses during the credit downturn. Due to the continuing economic uncertainty and high levels of historic losses experienced in these loan classes, management felt it was prudent to give appropriate weighting to the periods with higher credit losses. The decision to use the highest of the three loss rates was made to better reflect the inherent losses for those loan classes.
In future filings the following disclosure language will be included:
"The calculated expected loss for each loan class is compared to the actual one-year and three-year (annualized) losses. If the calculated expected loss rate is less than either the actual one or three year loss rates, then the expected loss rate is set at the greater of the actual one or three year loss rates. The highest of the three loss rates is used to better reflect the inherent losses for those loan classes."

Note 23 – Segment Information, page F-49

6.
We note that you combined your Commercial Real Estate (“CRE”) and Community Banking segments for reporting purposes in 2012. Based on your segment disclosures on page F-50 of your 2011 Form 10-K, your CRE segment appears to have met the quantitative threshold for separate segment reporting. We also note your disclosure on page 3 that in general, CRE loans involve a higher degree of risk than one- to four-family residential real estate loans. Please tell us how you determined that your CRE and Community Banking segments exhibit similar long-term financial performance and have similar economic characteristics, considering the guidance for aggregation criteria in ASC 280-10-50-11.

Response:

In response to the economic conditions and related impacts of the past three years, Sterling has implemented various internal restructurings. Prior to 2012, Sterling reported Commercial Real Estate ("CRE") as a separate segment, which was principally comprised of the operations of a subsidiary (the "CRE subsidiary"), as well as, CRE lending operations that were not part of the CRE subsidiary. Due to Sterling's refocus on relationship banking, a substantial portion of the operations of the CRE subsidiary were consolidated into the Community Bank segment, and the CRE subsidiary no longer has significant operations or separately reviewed monthly or quarterly financial statements. Although CRE loans are originated in Community Banking branches and at loan offices of the CRE subsidiary, the associated loan underwriting and servicing functions are being performed solely by the Community Banking segment and not by the CRE subsidiary. As Sterling's chief decision makers were no longer reviewing the performance of the CRE segment separately, it was combined with the Community Banking segment. In addition, as part of the internal restructurings, other changes in the reporting structure were reflected in the revised segments. For example, the secondary marketing function was previously included in the Community Banking segment; however, to better evaluate the overall contribution and performance of the Home Loan Division, the key decision makers began to assess the Home Loan Division with secondary marketing included, as reflected in the Home Loan Division segment. The decision to combine the CRE segment into the Community Banking segment, as well as changes in the Home Loan Division segment, were made to align the segment reporting with the changes in Sterling’s reporting structure, consistent with the level reviewed by Sterling’s key decision makers.

In future filings, when the 2011 segment reporting comparative is presented, we will include disclosure as to the nature of changes in the segments compared to the original presentation in 2011.

Closing Comments
In providing this response, Sterling acknowledges that:

1.	Sterling is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	Sterling may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly direct any comments or questions to the undersigned at (509) 227-0961 or, in his absence, Andrew J. Schultheis at (509) 838-7239.

Sincerely,

STERLING FINANCIAL CORPORATION

By:
/s/ Patrick J. Rusnak
Patrick J. Rusnak
Executive Vice President and Chief Financial Officer